GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, MN 55402

June 14, 2018

Mr. Chris Edwards

Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	GWG Holdings, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed May 29, 2018

Dear Mr. Edwards:

Thank you for your letter dated June 12, 2018, addressed to the undersigned, William B. Acheson, Chief Financial Officer of GWG Holdings, Inc. (the “Company” or “GWG”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s May 29, 2018 responses to the Staff’s March 16, 2018 comments on the Company’s Revised Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission on May 29, 2018 (the “Information Statement”).

We appreciate the effort that went into the Staff’s comments. We have considered the Staff’s comments on the Information Statement carefully and our responses to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text. Our responses follow each comment. Where our response is contained in the amended Information Statement which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

General

1.	We note your response to prior comment 2. As Item 13(a) of Schedule 14A requires financial statements meeting the requirements of Regulation S-X to be included, please expand your response to tell us your consideration of the requirement to file the equity investee's financial statements pursuant to Rule 3-09 of Regulation S-X. As part of your response, please provide the computations prepared supporting your conclusions that financial statements for your investment in Beneficient are not required pursuant to Rule 3-09 of Regulation S-X.

Response:	As noted on the cover page of the Company’s latest Quarterly Report on Form 10-Q and in the Company’s May 29 response letter, the Company is a “smaller reporting company.” Section 2400.2 of the Division of Corporation Finance Financial Reporting Manual (the “Manual”) provides that “S-X 3-09 does not apply to smaller reporting companies.” Pursuant to Section 2420.9 of the Manual and Rule 8-03(bv)(3), the Company is including in the revised information statement being filed today the following summarized financial data for Beneficient for the period from September 1, 2017 (the date of Beneficient’s organization) through December 31, 2017 and for the three months ended March 31, 2018 (i) revenues; (ii) gross profit; (iii) income from continuing operations; and (iv) net income.

2.	We note that you have included a pro forma balance sheet as part of the information statement to reflect the investment in Beneficient. Please also provide the pro forma income statement that reflects the transaction so that investors can understand how the transaction will diversify the Company's income statement, as well as any other information required by Rule 11-02 of Regulation S-X.
Response:	The Company is including in the revised information statement being filed today pro forma income statements for the year ended December 31, 2017 (which will show results for Beneficient for the period from September 1, 2017 (the date of Beneficient’s organization) through December 31, 2017) and for the three months ended March 31, 2018.

* * *

If the Staff has comments or questions regarding our responses set forth above or the revised information statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at 612-746-1944 or our counsel, Edward S. Best of Mayer Brown LLP, at 312-701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive information statement as soon as possible and would appreciate the Staff’s expedited review of the few changes to the revised information statement. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

By:	/s/ William B. Acheson
William B. Acheson Chief Financial Officer

cc:	Mary Beth Breslin
Securities and Exchange Commission

Edward S. Best
Bruce F. Perce
Mayer Brown LLP